SIDLEY AUSTIN
SIDLEY

07024537

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@@sidley.com
(852) 2509-7886

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FOUNDED 1866

Our Ref: 22277-00002

June 8, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH. D.C. 160 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

Carrie Li

HK1 410385v.6

dw 6/20

File No.: 82-

COSL



News Release

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The Successful Closing of COSL 2006 Annual General Meeting and Class Meetings

COSL 2006 Annual General Meeting and Class Meetings were held on 6 June 2007 at 10a.m. at CNOOC Plaza, Beijing. The chairman of the meetings was Mr. Yuan Guangyu, Vice chairman, CEO and President of COSL. Mr. Xu Yongchang, the General Manager of the Asset Management Department of CNOOC, Mr. Chen Weidong, Executive Vice President and Company Secretary of COSL, and Mr. Guo Yang, minority shareholder of the Company, attended the meetings. Relevant representatives from Jun He Law Office, the scrutineer of the meetings, and Ernst & Young, auditor of the Company also attended the Annual General Meeting and Class Meeting.

The total number of shareholders and proxies attended the Annual General Meeting was 3, representing 79.4% of the total issued share capital. The 15 resolutions proposed at the Annual General Meeting were approved by way of poll.

Immediately following the end of the Annual General Meeting, the Class Meeting of H Shares Holders and the Class Meeting of Domestic Shares Holders were held. The resolution to approve the Proposed A Share Issue was passed in the two Class Meetings. The successful closing of the Annual General Meeting and Class Meetings laid a solid legal foundation for the listing of the Company through A Share Issue.

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